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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                     UNITED PAYORS & UNITED PROVIDERS, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  911319 10 1
                  ---------------------------------------------
                                 (CUSIP Number)

       Thomas L. Blair, 2275 Research Boulevard, Rockville, Maryland 20850
- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                July 8, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)



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CUSIP No. 911319 10 1            SCHEDULE 13D           Page    2  of   5  Pages
                                                              ----    ----
- --------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Thomas L. Blair and/or Alice Blair

         I.R.S. Employer Indemnification No.:
- --------------------------------------------------------------------------------
    2    CHECK BOX IF A MEMBER OF A GROUP*                           (a) /_/
                                                                     (b) /X/

- --------------------------------------------------------------------------------
    3    SEC USE ONLY
- --------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

              PF
- --------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              /_/
- --------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
- --------------------------------------------------------------------------------
     NUMBER OF         7    SOLE  VOTING  POWER
       SHARES                     2,225,100
    BENEFICIALLY            ----------------------------------------------------
      OWNED BY         8    SHARED VOTING POWER
        EACH
     REPORTING              ----------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                       2,225,100
                            ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,225,100
- --------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

- --------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
              19.87%
- --------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
              IN
- --------------------------------------------------------------------------------


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Item 1.  Security and Issuer.
         -------------------

     This Schedule 13-D (this "Schedule") relates to the shares of common stock, par value $.01 per share, of United Payors & United Providers, Inc. ("Common Stock"), a corporation organized under the laws of the state of Delaware (the "Company"). The principal executive offices of the Company are located at 2275 Research Boulevard, Rockville, Maryland 20850.

Item 2.  Identity and Background.
         -----------------------

     (a) This Schedule is being filed by Thomas L. and Alice Blair.

     (b) Their address is United Payors & United Providers, Inc. 2275 Research Boulevard, Rockville, Maryland 20850.

     (c) Mr. Blair is President and Chief Executive Officer of United Payors & United Providers, Inc. with its business address at 2275 Research Boulevard, Rockville, Maryland 20850.

     (d) Mr. or Mrs Blair has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Mr. or Mrs. Blair has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     As of July 8, 1996, Mr. and Mrs. Blair beneficially owned an aggregate of 2,225,100 shares of Common Stock (the "Shares"). The Shares were purchased with Mr. Blair's personal funds. Mr. Blair acquired, for an aggregate of $1 million, an aggregate of 4,400,000 shares of Common Stock (as adjusted for the 10 for 1 exchange ratio in the merger whereby the predecessor of the Company merged into the Company, at the time the wholly-owned subsidiary of such predecessor, in order to change its corporate domicile and its name), including the Shares, in connection with the formation in January 1995 of the predecessor of the Company. Mr. Blair has given to other persons the shares of Common Stock which he originally acquired in excess of 2,224,900 shares. The additional 200 shares beneficially owned by Mr. and Mrs. Blair were purchased with personal funds in brokerage transactions executed on July 2 and July 5, 1996. See Item 5.

Item 4.  Purpose of Transaction.
         ----------------------

     Mr. Blair acquired the Shares for investment, as part of the initial capitalization of the Company (i.e. its predecessor). Mr. Blair has served as Chief Executive Officer of the Company since its formation and, until recently, as the sole director of the Company.

     Mr. Blair has no specific plans or proposals which relate to or would result in any of the actions referred to in the text of Item 4 of Schedule 13-D but retains the right to take all such actions as he deems appropriate to maximize his investment in the Company. In



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addition, Mr. Blair will participate in Board of Director decisions affecting the Company. Mr. Blair reserves the right to buy or sell shares of Common Stock in market or privately negotiated transactions as he determines.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) As of July 8, 1996, Mr. & Mrs. Blair beneficially owned 2,225,100 Shares representing 19.87% of the shares of Common Stock outstanding as of the completion on July 8, 1996 of the public offering of shares of the Company's Common Stock.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule is incorporated herein by reference.

     (c) During the past 60 days, Mr. and Mrs. Blair placed orders to purchase shares of Common Stock in brokerage transactions on the Nasdaq National Market as follows:


                           NUMBER OF SHARES
         DATE              OF COMMON STOCK             PRICE PER SHARE
         ----              ----------------            ---------------

     July 2, 1996              100                         $11.75
     July 5, 1995              100                         $12.25



Item 6.  Contracts, Arrangements, Understandings, or Relationships with Respect
         ----------------------------------------------------------------------
to Securities of the Issuer.
- ---------------------------

         None

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None



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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                 /s/ Thomas L. Blair
                                                 -------------------------------
                                                     Thomas L. Blair


                                                /s/ Alice Blair
                                                 -------------------------------
                                                    Alice Blair



Date: July 8, 1996

46713

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